WISHBONE PET PRODUCTS INC.

38th Street, New Sehaile,

Beirut, Lebanon
Telephone & Facsimile: 1-888-414-6832

January 25, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Nguyen

Dear Sirs:

Re:	Registration Statement on Form S-1

Amendment No. 3 – File No. 333-183839

We have received your letter dated January 17, 2012 containing comments on the third amended filing of our S-1 registration statement. We respond to those comments as follows:

Prospectus Cover Page, page 2

1.	With a review toward revised disclosure, please explain which OTC Markets quotation board you intend your common shares to be quoted on after the commencement of this offering.

We have disclosed in this section and throughout our amended registration statement that we intend to apply to have our shares quoted on FINRA’s OTC Bulletin Board, also known as the OTCBB, and on the OTCQB, the venture marketplace for over-the-counter venture companies that are current in their reporting obligations with the Securities & Exchange Commission.

Certain Relationships and Related Transactions, page 26

2.	We note that Mr. Tabet loaned you $17,000 after the fiscal period ended October 31, 2012. Please file as an exhibit to the registration statement the terms of such loan.

We have filed the loan agreement between Mr. Tabet and the company as an exhibit to our amended registration statement.

Report of Independent Registered Public Accounting Firm

3.	Please provide an accountant’s report for the audited financial statements presented in accordance with Article 2 of Regulation S-X.

We have included the proper accountant’s report for our audited financial statements in our amended registration statement.

Yours truly,

/s/ Rami Tabet
Wishbone Pet Products Inc.
Rami Tabet, President